Exhibit 99.3

GRAND PREMIER FINANCIAL, INC.
486 West Liberty Street
Wauconda, Illinois 60084
Telephone: (847) 487-1818

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To be Held on February 22, 2000

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Grand Premier Financial, Inc. will be held on February 22, 2000 at 9:00 a.m., local time, at Grand National Bank, 3 Nelson C. White Parkway, Mundelein, Illinois 60060, for the purpose of considering and acting upon:

1.	The approval and adoption of an Agreement and Plan of Merger, dated as of September 9, 1999, among Grand Premier, Old Kent Financial Corporation, and OK Merger Corporation, a wholly-owned subsidiary of Old Kent, pursuant to which Grand Premier would merge into OK Merger Corporation and

• Grand Premier's common stockholders would receive 0.4231 of a share of Old Kent common stock (and cash in lieu of fractional shares) in exchange for each share of Grand Premier common stock held by them, and

• Grand Premier's preferred stockholders would receive one share of Old Kent preferred stock in exchange for each share of Grand Premier preferred stock held by them,

as more fully described in the accompanying prospectus and proxy statement; and

2.	Such other matters as may properly come before the special meeting or any adjournments or postponements of the meeting.

A proxy card and a prospectus and proxy statement for the special meeting are enclosed. Only holders of record of Grand Premier common stock as of the close of business on __________________ are entitled to vote at the special meeting and any adjournments or postponements of the meeting. Under applicable Delaware law, holders of record of Grand Premier preferred stock as of such date are entitled to dissent from the merger and obtain an appraisal of their shares, as more fully explained in the accompanying prospectus and proxy statement.

You are cordially invited to attend the special meeting. Although you may plan to attend the special meeting, it is important that you execute, date, and return promptly the enclosed proxy in the pre-addressed, postage-paid envelope. You may revoke your proxy at any time before the special meeting, or if you do attend the special meeting, you may revoke your proxy at that time, if you wish.

By Order of the Board of Directors Alan J. Emerick Secretary
Wauconda, Illinois
[mailing date]

IMPORTANT: The prompt return of proxies will save Grand Premier the expense of further requests for proxies. A self-addressed envelope is enclosed for your convenience. No postage is required if mailed within the United States.